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Re:	Ucommune International Ltd (CIK No. 0001821424) Amendment No. 7 to Registration Statement on Form F-1 on Form F-3 File No. 333-257664

Dear Ms. Peikin and Ms. Ransom:

On behalf of our client, Ucommune International Ltd, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), we are filing this letter setting forth the Company’s responses to the comments contained in the letter dated May 2, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 6 to Registration Statement on Form F-1 on Form F-3 filed on April 11, 2022 (“Amendment No. 6”).

Concurrently with the filing of this letter, the Company is filing herewith Amendment No. 7 to Registration Statement on Form F-1 on Form F-3 (“Amendment No. 7”) and certain exhibits via EDGAR to the Commission. This Amendment No. 7 also includes and reflects updates relating to the audited combined and consolidated financial statements as of and for the year ended December 31, 2021 and other recent developments. To facilitate the review by the Staff, we are separately delivering to the Staff by email a PDF of Amendment No. 7, a marked version showing changes to Amendment No. 6.

The Company seeks to have the registration statement declared effective as soon as possible. The Company would very much appreciate the Staff’s assistance in meeting the Company’s timetable for the offering.

We have repeated the Staff’s comment below in bold italics, followed by the Company’s responses. We have included page references in the Amendment No. 7 where language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Resident Partners: Amy E. Beckingham Joseph A. Bevash Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua	Simon J. Cooke Kieran G.C. Donovan Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Catherine M. McBride	Dominik Sklenar Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins Cheung Ying Yeung	Registered Foreign Lawyers: David M. Blumental (Texas) Tracy K. Edmonson (California) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York)	Benjamin P. Su (New York) Daying Zhang (New York)

May 19, 2022

Amendment No. 6 to Form F-1 on Form F-3 Filed April 11 2022

Cover Page

1. We note your disclosure in response to comment 1. Please revise your registration statement to disclose how you will refer to the holding company, subsidiaries, and VIEs when providing disclosure throughout, and please disclose the entity to which the term “we” refers or revise to remove these references, as previously requested. In this regard, we note the use of the term “we” in several places on the cover page as well as throughout the registration statement.

In response to the Staff’s comment, the Company has updated the disclosure in Amendment No. 7 to distinguish among the holding company, subsidiaries and VIEs where applicable.

2. We note your disclosure in response to comment 3. Please expand your disclosure here and disclose in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross- references to these other discussions.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 2, 6, 20, 69 and 100 of Amendment No. 7.

3. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross- reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 7, 20 and 139 of Amendment No. 7.

Prospectus Summary, page 1

4. We re-issue comment 4 in part. Where you discuss permissions or approvals necessary to operate your business, please expand to specifically address the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that any permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has updated the disclosure on pages 8, 18 and 71 of Amendment No. 7.

5. Also, we note your indication that you relied upon the legal advice of your counsel with respect to any requirement to obtain licenses, approvals and permissions to offer securities. Clarify whether such advice extends to your disclosure that discusses the requirements to obtain licenses, approvals and permissions to operate your business and, if not, explain why not.

In response to the Staff’s comment, the Company has updated the disclosure on the prospectus cover page and pages 7, 17 and 70 of Amendment No. 7.

*      *      *

May 19, 2022

If you have any questions regarding Amendment No. 7, please do not hesitate to contact me at +852-2912-2692 or via e-mail at allen.wang@lw.com.

Very truly yours,

/s/ ALLEN WANG
Allen Wang

Enclosures

cc:	Xin Guan, Chief Executive Officer, Ucommune International Ltd
Siyuan Wang, Chief Financial Officer, Ucommune International Ltd
Jenny Liu, Marcum Bernstein & Pinchuk LLP